EXHIBIT 99.1

ECMOHO Limited Announces the Appointment of independent director of the Board

SHANGHAI, China, Dec. 06, 2021 (GLOBE NEWSWIRE) -- ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), an integrated solutions provider in the health and wellness market in China, today announced a change in its board of directors (the “Board”).

Mr. Greg Ye tendered to the Board his resignation as an independent director of the Board, the chair and a member of the audit committee of the Board and a member of the Nominating and Corporate Governance Committee of the Board for personal reasons, effective from December 1, 2021. Mr. Greg Ye’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

The Board appointed Mr. Yuan Fang as an independent director of the Board, the chair and a member of the Audit Committee of the Board and a member of the Nominating and Corporate Governance Committee of the Board, effective from December 1, 2021. Upon the effectiveness of Mr. Greg Ye’s resignation and the appointment of Mr. Yuan Fang, the Board consisted of five directors, including two independent directors. As a foreign private issuer, the Company is permitted to rely on home country practice under the Nasdaq Stock Market Rules with respect to its board and committee composition.

Mr. Yuan Fang has over 10 years of experiences in venture capital investment, operation management and investment banking. Mr. Yuan Fang joined Delta Capital in late 2014 and has been leading Delta Capital’s investments in technology and consumer services areas. Prior to joining Delta Capital, Mr. Yuan Fang worked in Matrix Partners China, WI Harper Group, SK China Holding Co. Ltd., and BNP Paribas. Mr. Yuan Fang also gained valuable experiences from working as a key founding member in start-up companies. Mr. Yuan Fang received a master’s degree from College Des Ingenieurs in Paris, and received an MBA and two bachelor’s degrees from Tsinghua University in Beijing.

Ms. Zoe Wang, Chairwoman and Chief Executive Officer of ECMOHO, commented, “We appreciate Mr. Greg Ye’s contributions and wish him the best in his next endeavor. We welcome Mr. Yuan Fang to our Board. Mr. Yuan Fang is well qualified to serve as an independent director of the Board and possesses substantial experience in venture capital investment, operation management and investment banking. We believe Mr. Yuan Fang’s impressive track record of success in operation management and investment banking can effectively facilitate our operating objectives and targets. We believe ECMOHO is well-positioned to capture the growth potential of the health and wellness market in China, and with Mr. Yuan Fang’s valuable insights and experiences, I am more confident than ever that we will be able to improve operating efficiency and corporate governance, and create value for shareholders in both the short and long term.”

About ECMOHO Ltd.

ECMOHO is an integrated solutions provider in the health and wellness market in China. The company curates and sells the best global brands and quality products to Chinese health-conscious consumers. Our technology, network and expertise in marketing and distribution empower us to connect families with advanced health supplements, nutrition and food items, personal care products, household healthcare equipment and other wellness products. Through over ten years of operation, ECMOHO has established an ecosystem of trusted products and relationships to provide customized solutions which promote health regeneration, impart therapeutic benefits, and increase longevity to our devoted consumers to sustain health. For more information, please visit http://ir.ecmoho.com/

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Any statements that are not historical facts are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Ms. Yvonne Xu
Email: IR@ecmoho.com